Sub-Item 77Q2
[RTU]
To the registrant's knowledge, all of its officers, directors and holders of more than 10% of its stock complied with all filing requirements under Section
16(a) of the Securities Exchange Act of 1934, as amended, during the fiscal year ended December 31, 2005, except that Ms. Bonnie Cohen purchased shares of common stock in one transaction that was not reported on a timely basis in a Form 4 filing.
Ms. Cohen's purchase was subsequently reported on the appropriate form.